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                           June 20, 2024

       Stephen Herbert
       Chief Executive Officer
       Rezolve AI Limited
       3rd Floor, 80 New Bond Street
       London, W1S 1SB
       United Kingdom

                                                        Re: Rezolve AI Limited
                                                            Amendment No. 5 to
Registration Statement on Form F-4
                                                            Filed May 21, 2024
                                                            File No. 333-272751

       Dear Stephen Herbert:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 4, 2024 letter.

       Amendment No. 6 to Registration Statement on Form F-4

       Background of the Business Combination, page 130

   1.                                                   We note on pages 141
and 145 that Armada board of directors recommended that
                                                        Armada's stockholders
approve the Business Combination Agreement. They arrived at
                                                        such determination
because Rezolve's management demonstrated that "ANY's revenues were not material to
its historical results." Please explain how Rezolve's management determined that ANY's
revenue was not material to historical results. We note that ANY's revenue was 99% of
total revenue before the restatement for the year ended December 31,
                                                        2022.
 Stephen Herbert
FirstName
Rezolve AILastNameStephen Herbert
           Limited
Comapany
June       NameRezolve AI Limited
     20, 2024
June 20,
Page 2 2024 Page 2
FirstName LastName
Report of Indepedent Registered Public Accounting Firm, page F-3

2. Please ask your auditors if they audited Rezolve Limited or Rezolve AI Limited. If they audited Rezolve Limited, please ask them to revise their audit opinion accordingly. We refer to the organizational structure on pages six.
General

3. We note your response to our prior comment five and your new disclosure on page
         222, 227, and 237 that states, "We have signed partner agreements with Adobe, ACI,
         Haendlerbund, Epages, JTL, Oxid and Chatwerk and others and are in discussions with significant new partners in markets around the world." Please expand your disclosure to provide details about the signed contracts and how they will result in a significant increase in revenue in 2024 and 2025. Discuss all material terms of the contracts.
       Please contact Inessa Kessman at 202-551-3371 or Robert Littlepage at 202-551-3361 if
you have questions regarding comments on the financial statements and related matters. Please contact Kyle Wiley at 202-344-5791 or Matthew Crispino at 202-551-3456 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      Gerry Williams